SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 4)(1)

                       Alliance Data Systems Corporation
                       ---------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   018581 10 8
                                   -----------
                                 (CUSIP Number)

                               December 31, 2006
                               -----------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)


----------------------------------
     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 018581 10 8                                         Page 2 of 4 Pages

-----------------------------------------------------------------------------
1)   Name of Reporting Person                        Welsh, Carson,
     I.R.S. Identification                           Anderson & Stowe
     No. of Above Person                             VIII,  L.P.
     (Entities Only)
-----------------------------------------------------------------------------
2)   Check the Appropriate Box                          (a) [ X ]
     if a Member of a Group                             (b) [   ]
-----------------------------------------------------------------------------
3)   SEC Use Only
-----------------------------------------------------------------------------
4)   Citizenship or Place of Organization               Delaware
-----------------------------------------------------------------------------
Number of                         5)   Sole Voting             -0-
Shares Beneficially                    Power
Owned by Each
Reporting Person
With:                             -------------------------------------------
                                  6)   Shared Voting
                                       Power                   -0-
                                  -------------------------------------------
                                  7)   Sole Disposi-           -0-
                                       tive Power
                                  -------------------------------------------
                                  8)   Shared Dis-
                                       positive Power          -0-
                                  -------------------------------------------

9)   Aggregate Amount Beneficially                             -0-
     Owned by Each Reporting Person
-----------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
-----------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                            -0-
     Amount in Row (9)
-----------------------------------------------------------------------------
12)  Type of Reporting
     Person                                                    PN

CUSIP No. 018581 10 8                                         Page 3 of 4 Pages

                Amendment No. 4 to Schedule 13G (Final Amendment)
               --------------------------------------------------

     Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on January 22, 2003, Amendment No. 1 thereto filed on January 21, 2004, Amendment No. 2 thereto filed on January 13, 2005 and Amendment No. 3 thereto filed on January 24, 2006 (as so amended, the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

     The following Items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4 -          Ownership.

                  (a) Amount Beneficially Owned:

                  WCAS VIII: no shares of Common Stock

                  (b) Percent of Class:

                  WCAS VIII: -0-

                  (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: -0-

                  (ii) shared power to vote or to direct the vote: -0-

                  (iii) sole power to dispose or to direct the
                        disposition of: -0-

                  (iv) shared power to dispose or to direct the
                       disposition of:  -0-

Item 5 -          Ownership Of Five Percent Or Less Of A Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following: [X]

CUSIP No. 018581 10 8                                         Page 4 of 4 Pages

Signature:

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                             WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                             By:  WCAS VIII Associates, L.L.C., General Partner

                             By /s/ Jonathan M. Rather
                               -----------------------
                                    Managing Member


Date: February 7, 2007